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                               May 3, 2024

       Peter Chapman
       Executive Vice President and Chief Financial Officer
       HBT Financial, Inc.
       401 North Hershey Rd
       Bloomington, Illinois 61704

                                                        Re: HBT Financial, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39085

       Dear Peter Chapman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 1. Business
       Concentrations in Commercial Real Estate, page 17

   1. We note your disclosures regarding risk management practices related to commercial real estate lending. Please
revise future filings, here or elsewhere as appropriate, to describe specific details of any
key risk management policies, procedures, or other actions
                                                        undertaken by
management in response to the current environment.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loan Portfolio, page 56

   2. We note the tabular disclosure on page 56 detailing the composition of your gross loan portfolio, which
includes commercial real estate (   CRE   ) disaggregated by owner and
                                                        non-owner occupied
loans. Given the significance of CRE to your total loan portfolio, please revise your
disclosures in future filings to further disaggregate owner and non-
                                                        owner occupied CRE loan
composition by separately presenting the components of the
                                                        portfolio by key
borrower type (e.g., by office, retail, multi-family, etc.). This could be
 Peter Chapman
HBT Financial, Inc.
May 3, 2024
Page 2
         similar to, but not necessarily identical to, detail you provide in
Exhibit 99.2 of your 8-K
         dated April 22, 2024. In addition, to the extent that there are other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.)
         material to an investor   s understanding of your CRE loan portfolio,
include those details
         in future filings.
Liquidity, page 63

3. We note your disclosures regarding liquidity. In future filings, please enhance your disclosures, here or elsewhere as appropriate, to present holistic tabular disclosure of your available liquidity sources, including total borrowing capacity, borrowings outstanding, and other sources of liquidity (cash, securities, etc.) to arrive at total available liquidity.
4. We note your disclosure of deposit beta on slide 23 of Exhibit 99.2 in your 8-K dated
         April 22, 2024. To the extent that deposit beta is monitored and used by management, please revise future filings such as 10-Qs and 10-Ks to incorporate disclosures regarding deposit beta and how you calculate it, either here or in an appropriate location.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarmad Makhdoom at 202-551-5776 or Cara Lubit at 202-551-5909 with any questions.



FirstName LastNamePeter Chapman                                  Sincerely,
Comapany NameHBT Financial, Inc.
                                                                 Division of
Corporation Finance
May 3, 2024 Page 2                                               Office of
Finance
FirstName LastName